SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

Boston Omaha Corporation

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

101044105

(CUSIP Number)
292 Newbury Street, Suite 333 Boston, Massachusetts 02115 (857) 342-3483

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 16, 2017

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ x ].
Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
 (Page 1 of 11 Pages)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 101044105	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Boulderado Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 919,184
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 919,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.42%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 101044105	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Boulderado Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 919,184
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 919,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.42%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 101044105	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Boulderado Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 919,184
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 919,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.42%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 101044105	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Alex B. Rozek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,186,684
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,186,684
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,186,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.59%
14	TYPE OF REPORTING PERSON IN

Item 1.            Security and Issuer.

This statement on Schedule 13D relates to shares of Class A common stock, par value $0.001 per share (the "Common Stock") of Boston Omaha Corporation (the "Issuer").  The address of the principal executive office of the Issuer is 292 Newbury Street, Suite 333, Boston, Massachusetts 02115.

Item 2.            Identity and Background.

(a-c)   This Schedule 13D is being jointly filed by Boulderado Partners, LLC ("BP"), Boulderado Capital, LLC ("BC"), Boulderado Group, LLC ("BG"), and Alex B. Rozek (each, a "Reporting Person" and, collectively, the "Reporting Persons") with respect to shares of common stock of the Issuer (the "Common Stock") owned directly by BP.

BC is the managing member of BP. BG is the investment manager of BP. Alex B. Rozek is the managing member of BC and BG. BC, BG, and Mr. Rozek may each exercise voting and dispositive power over the Common Stock held by BP and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by BP. Additionally, Mr. Rozek may exercise voting and dispositive power over the Common Stock held by a trust of which Mr. Rozek is the trustee and over which he has voting power. BC, BG, and Mr. Rozek disclaim beneficial ownership of the common stock.

The principal business address of each of the Reporting Persons is 292 Newbury Street, Suite 333 Boston, Massachusetts 02115.

(d)    During the past five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the past five years, none the of Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    BP, BC and BG are Delaware limited liability companies. Mr. Rozek is a U.S. citizen.

Item 3.       Source and Amount of Funds or Other Consideration.

     Consideration for the Common Stock described in this Schedule 13D came from the working capital of BP. The Common Stock was purchased at an aggregated price of $2,500,000.

Item 4.        Purpose of Transaction.

The Reporting Persons purchased certain of the Common Stock in the Issuer's initial private offerings, and purchased an additional 192,308 shares of the Common Stock through the Issuer's initial public offering. The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire additional Common Stock or dispose of the Common Stock, consistent with its investment purpose, the Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business.  Given the Reporting Persons' ownership percentage of, and Mr. Rozek's role with, the Issuer, the Reporting Persons holding of the Common Stock may have the purpose or effect of controlling the Issuer.

Alex B. Rozek is co-Chief Executive Officer and co-Chairman of the Board of the Issuer. As a result, the Reporting Persons will, in the ordinary course, engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer, other members of the board of directors of the Issuer, and other representatives of the Issuer regarding the Issuer.
Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.        Interests in Securities of the Issuer
(a) Prior to the Issuer's initial public offering, the shares of Common Stock, as reported on the Schedule 13G filed by the Reporting Persons on February 14, 2017, were designated as Class A common stock, and those shares previously held as Class A common stock and Class A warrants were designated Class B common stock and Class B warrants.

Currently, BP, BC and BG beneficially own 919,184 shares of Class A common stock, 527,780 shares of Class B common stock, and 52,778 Class B warrants. Mr. Rozek beneficially owns 1,186,684 shares of Class A common stock, 527,780 shares of Class B common stock, and 52,778 Class B warrants. The Class B warrants include 1,262 Class B warrants at a strike price of $8.00 and 51,516 Class B warrants at a strike price of $10.00.

The Class B warrants are convertible at any time and at the holder's election into shares of the Issuer's Class B common stock. The Class B common stock is convertible at any time, at the holder's election and for no additional consideration, into shares of Class A common stock on a one-on-one basis. The conversion right has no expiration date.

Based on the foregoing:

Mr. Rozek may be deemed the beneficial owner of 919,184 shares of Common Stock held for the account of the BP and 267,500 shares of Common Stock held for trust of which Mr. Rozek is the trustee and over which he has voting power.

BC may be deemed the beneficial owner of 919,184 shares of Common Stock held for the account of the BP.

BG may be deemed the beneficial owner of 919,184 shares of Common Stock held for the account of the BP.

BP may be deemed the beneficial owner of 919,184 shares of Common Stock that it holds.

The Issuer's prospectus dated June 15, 2017, and as filed with the SEC on June 16, 2017, listed 12,380,277 shares of the Issuer's Class A common stock outstanding, and 1,055,560 shares of Class B common stock outstanding. The shares beneficially owned by BP, BC and BG represent approximately 7.42% of the Common Stock. The shares beneficially owned by Mr. Rozek represent approximately 9.59% of the Common Stock.

(b) The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 5(b) for each such Reporting Person.

(c) In the past 60 days, the following transactions were effected by BP:

The Reporting Persons acquired 192,308 shares of the Issuer's Common Stock through its initial public offering on June 15, 2017. The shares were acquired at a price of $13 for a net purchase price of $2,500,000. The transaction was effected through the Reporting Persons' account with the underwriting broker, Cowen and Company.

(d)  Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)  This item is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

BC is the managing member of BP pursuant to BP's limited liability company agreement.  Pursuant to an investment management agreement entered into between BG and BP, BG has the power of disposition and voting of the shares.

Item 7.        Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement.

Exhibit 99.1 – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

 Dated:  June 26, 2017

BOULDERADO PARTNERS, LLC

By: Boulderado Capital, LLC, Managing Member

By: /s/ Alex B. Rozek
Name:	Alex B. Rozek
Title:	Managing Member

BOULDERADO CAPITAL, LLC

By: /s/ Alex B. Rozek
Name:	Alex B. Rozek
Title:	Managing Member

BOULDERADO GROUP, LLC

By: /s/ Alex B. Rozek
Name:	Alex B. Rozek
Title:	Managing Member

ALEX B. ROZEK

/s/ Alex B. Rozek
Alex B. Rozek